Exhibit 99.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your Ordinary Shares in Allied Domecq PLC, please consult the stockbroker or agent through whom the transaction was effected without delay and pass this document and the enclosed proxy form and other documents to them for transmission to the purchaser or transferee.

Allied Domecq PLC

(Registered in England & Wales No. 3771147)

Registered Office: The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK

12 November 2004

To the Ordinary Shareholders

Dear Shareholder,

2005 ANNUAL GENERAL MEETING

I am writing to you to set out the notice of and to explain the background to the business to be considered at the Annual General Meeting (‘AGM’) of Allied Domecq PLC (the ‘Company’).

Annual General Meeting

The AGM of the Company will be held at 2.00pm on Friday 28 January 2005 at the Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ. Doors will open at 1.00pm and Shareholders will be served light refreshments prior to the commencement of the AGM.

The Notice of the AGM is set out in Appendix 1 to this letter.

The resolutions detailed below should be read in conjunction with the Notice of the AGM. If there are any aspects of the business in respect of which you require clarification please write to me at the above address.

Resolution 1 (Ordinary Resolution)

To receive and adopt the Accounts for the year to 31 August 2004 and the Reports of the Directors and the Auditor thereon.

Resolution 2 (Ordinary Resolution)

To declare a final dividend of 9.67p per share to be paid to the holders of Ordinary Shares on the register of members of the Company at the close of business on 7 January 2005.

Subject to confirmation by Shareholders at the AGM, the dividend will be paid on 2 February 2005.

Resolution 3 (advisory Ordinary Resolution)

To receive and approve the Directors’ Remuneration Report for the year to 31 August 2004 on pages 46 to 53 of the Annual Report and Accounts and summarised on pages 27 to 31 of the Summary Financial Statement.

Resolutions 4, 5 and 6 (Ordinary Resolutions)

To re-elect Graham Hetherington, David Scotland and Richard Turner as Directors of the Company. Brief biographical details of the Directors standing for re-election appear on page 40 of the Annual Report and Accounts and page 26 of the Summary Financial Statement.

Resolution 7 (Ordinary Resolution)

To reappoint KPMG Audit Plc as Auditor of the Company in pursuance of a recommendation by the Audit Committee.

Resolution 8 (Ordinary Resolution)

To authorise the Directors, acting through the Audit Committee, to determine the remuneration of the Auditor.

Resolution 9 (Ordinary Resolution)

To renew the Directors’ authority to allot unissued shares.

Although the Board has no present intention in that regard, it is proposed that the Directors be given authority to allot up to 368,856,771 Ordinary Shares of 25p each pursuant to Section 80 of the Companies Act 1985 which number represents one-third of the issued Ordinary Share capital.

Resolution 10 (Special Resolution)

To renew the Directors’ authority to allot shares without regard to statutory pre-emption rights.

The authority to disapply Section 89 of the Companies Act 1985 and to allot equity securities for cash otherwise than to existing Shareholders by way of a rights issue is proposed in respect of 55,328,515 Ordinary Shares of 25p each which number represents approximately 5% of the total share capital currently in issue.

In accordance with the recommendations of the Investment Protection Committees, your Board confirms its intention that no more than 7 1/2% of the issued Ordinary Share capital of the Company will be allotted for cash on a non pre-emptive basis during any three- year period.

Allied Domecq PLC

Resolution 11 (Special Resolution)

To authorise the Company to purchase its own Ordinary Shares.

In common with a number of other listed companies, the Company is seeking to renew the authority to purchase up to 10% of its Ordinary Shares at or between the minimum and maximum prices specified in this Resolution. This power would be used only after careful consideration by the Directors, having taken into account market conditions prevailing at that time, the investment needs of the Company, its opportunities for expansion and its overall financial position. The Directors would exercise the authority to purchase Ordinary Shares only if they considered it to be in the best interests of Shareholders and if the purchase could be expected to result in an increase in earnings per share. In exercising the authority to purchase Ordinary Shares, the Directors may treat the shares that have been bought back as treasury shares and either in respect of some or all of such shares, resell them for cash, cancel them, either immediately or at a point in the future or use them for the purposes of its employee share plans, and to the extent that any such shares are held in treasury, earnings per share will only be increased on a temporary basis, until such time as the shares are resold out of treasury and no dividends will be paid on and no voting rights will be exercised in respect of such treasury shares.

The total number of options to subscribe for equity shares outstanding at 12 October 2004, the date one month before the date of the Notice of the AGM, was 38,035,599. This figure represents 3.44% of the issued share capital of the Company at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of this resolution, then the total number of options to subscribe for equity shares outstanding as at 12 October 2004 would represent 3.82% of the issued share capital of the Company as reduced following those purchases. There are no warrants outstanding.

The authorities conferred by Resolutions 9, 10 and 11 will terminate on the earlier of the next following AGM and 15 months from the date of the forthcoming AGM.

Resolution 12 (Ordinary Resolution)

To authorise Allied Domecq (Holdings) PLC (‘ADH’) to incur political expenditure.

The Political Parties, Elections and Referendums Act 2000, among other things, prohibits a company making donations to EU Political Organisations (as defined in the Act) of more than £5,000 in any 12-month period unless such company has been authorised to make donations by its shareholders. The Company has no intention of changing its current practice or that of the Allied Domecq Group as a whole, of not making donations to EU political parties. However, the Act defines EU Political Organisations widely. It includes organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU Member State or to influence voters in relation to any referendum in any EU Member State. As a result, it is possible that the definition may include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which ADH may see benefit in supporting.

The Directors believe that it is in the interests of Shareholders for ADH to be permitted to support such organisations directly or indirectly. Accordingly, in accordance with the Act, a Resolution is being put to Shareholders to authorise ADH to support such organisations. The Resolution gives ADH the authority to make donations up to a maximum of £80,000 in total and EU political expenditure up to a maximum of £20,000 in total during the period ending 12 months after the date of the Resolution approving the authorisation. As required by the Act, the Resolution is in general terms and does not purport to authorise particular donations or expenditure.

Resolution 13 (Ordinary Resolution)

To approve the Allied Domecq PLC Performance Share Plan 2005.

The Directors are seeking your approval for the introduction of a new long term incentive plan, the Allied Domecq PLC Performance Share Plan 2005 (‘PSP’) for Executive Directors and other selected executives of the Company. The introduction follows a review by the Remuneration Committee in conjunction with independent advisers, Kepler Associates, of the Company’s existing incentive arrangements to ensure that they provide a strong alignment between executive remuneration and delivery of value to Shareholders, reflect current best practice and enable the Company to attract, retain and motivate key executives globally.

Specifically the Remuneration Committee wishes to:

•                            Reduce vesting for median performance to 20% of maximum vesting under share-based employee share plans.

•                            Rebalance long term incentives from options to shares.

•                            Use sliding-scale rather than cliff-vesting of awards under share-based employee share plans.

•                            Prorate share awards for performance on a change of control and, subject to the discretion of the Remuneration Committee, for time.

•                            Formalise maximum face values of awards under share-based employee share plans.

•                            Accrue dividends on share-based employee share plans.

•                            Eliminate performance retesting on share-based employee share plans.

The PSP will operate together with the existing Long Term Incentive Scheme (‘LTIS’). No more options will be granted under the Company’s executive share option schemes. A description of the LTIS and details of how the LTIS and the PSP fit within the Company’s remuneration policy for Executive Directors is set out in the Directors’ Remuneration Report on pages 46 to 53 of the Annual Report and Accounts and summarised on pages 27 to 31 of the Summary Financial Statement. A full summary of the PSP is set out in Appendix 2 to this letter including the proposed performance conditions to apply to initial awards.

The Remuneration Committee is also introducing Shareholder guidelines under which Executive Directors will be expected to build up significant personal holdings of shares in the Company. The guidelines will be two times salary for the Chief Executive and one times salary for other Executive Directors. The Remuneration Committee believe that these guidelines will further align the interests of Executive Directors with Shareholders.

Resolution 14 (Ordinary Resolution)

To amend the rules of the Allied Domecq PLC Long Term Incentive Scheme 1999.

The Company is also proposing to amend the LTIS to provide that on the vesting of awards participants receive a payment equal to the dividends that would have been paid on those vested shares during the performance period. This will ensure greater alignment with Shareholders. The LTIS is also being amended to allow shares to be issued to satisfy LTIS awards. Any share issues will be subject to the same limits on dilution which apply to the PSP. These limits, which are described in Appendix 2, adhere to institutional shareholder guidelines.

Recommendation

Your Directors consider that all the resolutions to be proposed at the AGM are in the best interests of the Company and Shareholders as a whole and unanimously recommend you to vote in favour of them as they intend to do in respect of their own beneficial shareholdings.

Action to be taken

Whether or not you are able to attend the AGM, the Directors request that you either (i) complete and return the enclosed Form of Proxy to the Company’s Registrars at the address shown on the reverse side of the form or electronically, following the instructions on the reverse of the form; or (ii) lodge the CREST Proxy Instruction using the CREST Proxy Voting Service, in either case so as to arrive not less than 48 hours before the time of the AGM. Returning the Form of Proxy will not prevent Shareholders from attending the AGM and voting in person if they wish to do so. It should be noted that it is my current intention to conduct the business of the AGM by poll, rather than by show of hands, as this is more representative of the wishes of the Shareholders as a whole. The results of the poll will be notified to a Regulatory Information Service following the AGM and will be published on the Company website at www.allieddomecq.com

Yours sincerely

/s/ Gerry Robinson
Sir Gerry Robinson
Chairman

Shareholder offer – Glendronach Distillery

We are once again pleased to extend an invitation to Shareholders to enjoy a two-day break in north-east Scotland at our Glendronach Distillery. The Glen House within the distillery grounds is a VIP house of Georgian splendour. The room rate is £75 per person, per night on dinner, bed and breakfast basis, including drinks. Full details can be obtained from Gillian Kelso, Visits Manager on +44 (0) 1389 723281. Terms and conditions apply.

Appendix 1 – Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Allied Domecq PLC will be held at the Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ in The Ballroom at 2.00pm on Friday 28 January 2005 for the transaction of the following business:

Ordinary Resolution 1

That the Accounts for the year to 31 August 2004, and the Reports of the Directors and the Auditor thereon, be received and adopted.

Ordinary Resolution 2

That a dividend of 9.67p per share be paid to holders of Ordinary Shares on the register of members of the Company at the close of business on 7 January 2005.

Ordinary Resolution 3 (Advisory)

That the Directors’ Remuneration Report for the year to 31 August 2004 on pages 46 to 53 of the Annual Report and Accounts and summarised on pages 27 to 31 of the Summary Financial Statement be received and approved.

Ordinary Resolution 4

That Graham Hetherington, who is retiring by rotation, be re-elected as a Director.

Ordinary Resolution 5

That David Scotland, who is retiring by rotation, be re-elected as a Director.

Ordinary Resolution 6

That Richard Turner, who is retiring by rotation, be re-elected as a Director.

Ordinary Resolution 7

That the reappointment of KPMG Audit Plc as Auditor of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company in pursuance of a recommendation by the Audit Committee be approved.

Ordinary Resolution 8

That the remuneration of the Auditor be determined by the Directors.

Ordinary Resolution 9

That the authority and power conferred by Article 9.2 of the Articles of Association of the Company be renewed until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 80 Amount shall be £92,214,192.75.

Special Resolution 10

That the authority and power conferred by Article 9.3 of the Articles of Association of the Company be renewed until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 89 Amount shall be £13,832,128.75.

Special Resolution 11

That the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the ‘Act’) to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange of Ordinary Shares of 25p each in the capital of the Company provided that:

(a)          the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 110,657,031 (representing 10% of the Company’s issued Ordinary Share capital);

(b)         the minimum price which may be paid for such shares is 25p per Ordinary Share (exclusive of expenses);

(c)          the maximum price (exclusive of expenses) which may be paid for an Ordinary Share shall not be more than 5% above the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary Share is purchased;

(d)         unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company’s next Annual General Meeting or 15 months from the date of passing this Resolution, if earlier; and

(e)          the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

Ordinary Resolution 12

That Allied Domecq (Holdings) PLC, being a wholly-owned subsidiary of the Company, be and is hereby authorised in accordance with Section 347C of the Companies Act 1985:

(a)          to make Donations to EU Political Organisations, not exceeding £80,000 in total; and

(b)         to incur EU Political Expenditure, not exceeding £20,000 in total, during the period of 12 months beginning with the date of the passing of this Resolution.

In this Resolution, the expressions ‘Donations’, ‘EU Political Organisations’ and ‘EU Political Expenditure’ have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Ordinary Resolution 13

That:

(a)          the Rules of the Allied Domecq PLC Performance Share Plan 2005 (the ‘PSP’) referred to in the Chairman’s Letter dated 12 November 2004 and produced in draft to this Meeting and for the purposes of identification initialled by the Chairman be approved, and the Directors be authorised to make such modifications to the PSP as they may consider necessary to take account of the requirements of the UK Listing Authority and best practice and to adopt the PSP as so modified and do all acts and things necessary to operate the PSP; and

(b)         the Directors be authorised to establish such further plans for the benefit of employees outside the UK, based on the PSP, subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange controls and tax legislation provided that any shares made available under such further plans are treated as counting against any limits on individual participation or overall participation in the PSP.

Ordinary Resolution 14

That the changes to the Rules of the Allied Domecq PLC Long Term Incentive Scheme 1999 (the ‘LTIS’) referred to in the Chairman’s Letter dated 12 November 2004 and contained in the Rules of the LTIS produced to this Meeting and for the purposes of identification initialled by the Chairman be approved.

By Order of the Board

Leonard Quaranto

General Counsel & Company Secretary

12 November 2004

Registered Office:

The Pavilions

Bridgwater Road

Bedminster Down

Bristol BS13 8AR, UK

Registered Number 3771147

Notes

(i)                       Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his, her or its behalf. A proxy need not be a member of the Company.

(ii)                    Ordinary Shareholders will receive a Form of Proxy, containing notes on completion and use, with this Notice. To be effective the Form of Proxy (or in the case of the CREST Proxy Voting Service, the CREST Proxy Instruction) and any Power of Attorney or other authority under which it is executed (or a duly certified copy of any such power or authority) must either (i) reach the Company’s Registrars, Computershare Investor Services PLC (‘Computershare’), The Pavilions, Bridgwater Road, Bristol BS13 8FB, United Kingdom by post or electronically; or (ii) be lodged using the CREST Proxy Voting Service (see (iv) below), in either case not less than 48 hours before the time of the AGM (or any adjournment thereof).

(iii)                 To have the right to attend and vote at the AGM (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of members of the Company as at close of business on 26 January 2005, or if the AGM is adjourned, at the close of business two business days prior to the date of the adjourned AGM. Changes to entries on the Register after this time shall be disregarded in determining the rights of any person to attend or vote at the AGM.

(iv)                CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment thereof) by following the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy, the revocation of a proxy appointment, or an amendment to the instruction given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by the Company’s agent, Computershare (ID number 3RA50) not later than 48 hours before the time appointed for the AGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to a proxy appointed through CREST should be communicated by other means. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

The Directors may treat a CREST Proxy Instruction which purports to be or is expressed to be sent on behalf of a Shareholder as sufficient evidence of the authority of the persons sending that instruction to send on behalf of the holder and may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Documents available for inspection

Copies of (i) the Register of Directors’ Interests, (ii) the service contracts of the Directors, (iii) terms and conditions of appointment of all Non-Executive Directors, (iv) the draft rules of the PSP, and (v) the rules of the LTIS (incorporating the proposed changes) may be inspected at the registered office of the Company and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours on weekdays (Saturdays and public holidays excluded) until the date of the meeting, and also at the place of the general meeting for at least 15 minutes prior to, and during, the meeting.

Appendix 2 – The Allied Domecq PLC

Performance Share Plan 2005

General

The principal terms of the Allied Domecq PLC Performance Share Plan 2005 (‘PSP’) are set out below. Under the PSP executives will be awarded shares in the Company. The shares will only be released to the extent that a performance condition is satisfied and the executive remains in employment.

Eligibility

All employees, including Executive Directors, of the Company and of any subsidiaries of the Company (who are not within six months of retirement) as designated by the Remuneration Committee (‘Committee’), are eligible to participate in the PSP. It is currently intended that Executive Directors and other selected executives of the Company will participate, provided that they devote substantially the whole of their working time to their duties.

Awards of shares

Awards may normally only be made within 42 days of the announcement of the Company’s results for any period, except on the first operation of the PSP when awards will be made within 42 days of Shareholder approval. Awards will be made to executives on the recommendation of the Committee. Benefits under the PSP will not be pensionable.

Performance condition

Awards will be made on the basis that the shares will be released subject to the satisfaction of a performance condition, the aim of which is to link the receipt of shares to an improvement in the financial performance of the Company over the performance period, which will not normally be less than three financial years of the Company. The performance condition will be determined by the Committee. The performance condition for the first awards under the PSP will be linked to earnings per share (‘EPS’). 100% of the award will be released if the annualised increase in the Company’s EPS (calculated on a consistent basis) over the three-year performance period (starting with the financial year ended 31 August 2004) exceeds the growth in the retail prices index (‘RPI’) by 7% per annum. 20% of the award will be released if the annualised increase exceeds RPI by 3% per annum (straight line basis in between). The award will be forfeited for growth of less than RPI plus 3% per annum. There will be no retesting of the performance condition after the end of the performance period. If the performance condition has not been met the award will be forfeited.

Individual limits

The maximum aggregate face value (at the time of award) of shares awarded to an executive under the PSP in any year will not exceed one times annual salary. This limit may be increased to two times annual salary where the Committee determines there are exceptional circumstances, for example, a one-off award to facilitate a significant recruitment.

Dilution limits

In any ten-year period, not more than 10% of the issued Ordinary Share capital of the Company may be issued or be issuable under the PSP and all other employees’ share plans operated by the Company. In addition, in any ten-year period, not more than 5% of the issued Ordinary Share capital of the Company may be issued or be issuable under all discretionary share plans adopted by the Company. Awards which have lapsed do not count towards these limits.

Awards may also be made from shares held in treasury. If any such shares are used the Company will, so long as required under the guidelines of the ABI, count them towards the dilution limits described above.

Release

Shares will normally be released as soon as practicable after the third anniversary of the start of the performance period, subject to the satisfaction of the performance condition and provided that the executive remains in employment, unless the Committee determines otherwise. For the first awards, which may be made shortly after AGM approval vesting would be in September 2007.

Where an executive leaves the Company and at least 12 months of the performance period has expired, awards will be released as soon as practicable after the third anniversary of the start of the performance period, subject to the satisfaction of the performance condition. The number of shares will also be reduced pro rata to take account of the period between the date of award and cessation as a proportion of the performance period.

On release the executive will also receive a cash payment equal to the dividends which would have been paid during the performance period on the released shares.

Change of control, merger or other reorganisations

Awards may generally be released on a takeover or scheme of arrangement subject to the extent to which the performance condition has been satisfied at the date of the event. Awards will also be pro-rated for time, subject to the discretion of the Remuneration Committee. Alternatively, executives may be allowed or required in the case of a reorganisation or merger to exchange their awards for awards in respect of shares in the acquiring company. In the case of exchange, the Committee will determine whether or not any new award will be subject to any performance conditions.

Issue of shares

Any shares issued in respect of awards will rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date and except in respect of dividends prior to the release of the shares.

Amendments to the PSP rules

The Committee may amend the PSP as they consider appropriate. Shareholder approval will be required to amend certain provisions to the advantage of executives. These provisions relate to: eligibility; individual and plan limits; rights attaching to awards and shares; and the amendment powers.

The Committee can make minor amendments, without Shareholder approval, relating to any changes in legislation, any overseas tax, exchange control, securities or other laws in respect of overseas employees or to benefit the administration of the PSP.